October 2, 2007

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: John Zitko

Re:	Berliner Communications, Inc. Form RW - Withdrawal of Registration Statement on Form S-1 Registration No. 333-141420

Ladies and Gentlemen:

Berliner Communications, Inc., a Delaware corporation (the “Registrant”), hereby applies, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), to withdraw its Registration Statement on Form S-1 (Registration No. 333-141420), together with all amendments and exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission on March 19, 2007.

The Registrant is requesting the withdrawal of the Registration Statement because the disclosures and financial statements contained therein are no longer current and the Registrant has elected to withdraw in lieu of amending the Registration Statement. None of the Registrant’s securities were sold pursuant to the Registration Statement.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as reasonably possible.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to Nicholas Day, General Counsel, via facsimile at (201) 794-8974 and via mail at 20 Bushes Lane, Elmwood Park, New Jersey 07407 and to Quentin Faust of Andrews Kurth LLP (Dallas), via facsimile at (214) 659-4828 and via mail at Andrews Kurth LLP, 1717 Main Street, Suite 3700, Dallas, Texas 75201.

If you have questions regarding this application for withdrawal, please call Quentin Faust at Andrews Kurth LLP, outside counsel to the Registrant, at (214) 659-4589.

Sincerely,

BERLINER COMMUNICATIONS, INC.

/s/ Rich B. Berliner
Rich B. Berliner, Chief Executive Officer and President

cc: Quentin Faust, Andrews Kurth LLP (Dallas)